
Mail Stop 3030

July 8, 2016

<u>Via E-mail</u>
Tairan Guo
Interim Chief Financial Officer
SPI Energy Co., Ltd.
7F/A Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed May 17, 2016**
> **File No. 001-37678**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2015</u>

<u>Risk Factors, page 4</u>

1.   Please revise future filings to provide an appropriate risk factor discussing the material risks regarding your disclosure on page 82 that a majority of your board members are not independent.

<u>Project Financing, page 39</u>

2.   We note your disclosure that you set up special purpose vehicles for your solar projects which facilitates project financing by isolating the project and its assets.   We also note your disclosure that a project's construction costs are "mainly" funded by your working capital. Please tell us, and in future filings disclose, the portion of your projects that are funded by project financing from outside sources versus your working capital. Please

also clarify in this regard if once you dedicate working capital towards a particular project if that cash is isolated at that project and would be considered restricted cash or if that cash would be generally available to the company for other purposes if needed. Also tell us, and disclose in future filings, if you have given any guarantees to the lenders on any of your project financings such that your cash and cash equivalents could be called upon to satisfy any obligations on the various projects that have obtained project financing. Please expand your liquidity and capital resources disclosure as appropriate.

E-Commerce and Investment Business, page 40

3.   Please tell us and disclose in future filings the material aspects of the investment transactions made on your investment platform, including:

- what an investor receives evidencing the investor's ownership (e.g., title or a security, such as an investment unit);

- how an investor transfers ownership after the lock-up period expires;

- given your disclosure under "Project Financing" on page 39, how an investor's ownership functions with any senior secured project financing; and

- whether an investor may take possession of the solar equipment at the expiration of the leasing period or in the event of default of the platform's obligation.

4.   Please tell us how your investment platform provides more opportunities for you "to obtain EPC and equipment purchase rights from other new energy projects such as third-party PV projects" as disclosed in the last bullet point on page 40. In this regard, please tell us what percentage of projects funded through the investment platform are your projects.

5.   We note your disclosure in a press release dated April 20, 2015, that you unveiled the new English-language platform, Solarbao.com.hk, which allows "international individual and institutional investors to purchase the same innovative capital leasing investment products previously only available on Solarbao.com to investors in Mainland China." Please tell us whether you are currently marketing to U.S. investors outside Mainland China and whether any U.S. investors have registered on your platforms. Also, highlight any material differences between your international platform and Solarbao.com. As one example only, explain whether the international platform is operated by the same variable interest entity that operates Solarbao.com as disclosed in your Form 20-F.

Customers and Marketing, page 43

6.   Please provide us with your analysis as to how the disclosed advertising arrangement in the second sentence of the last paragraph of this section will comply with Section 5 of the Securities Act of 1933.

7.   We note your reference to "red packet" promotions and "other retail marketing programs in China" to build brand awareness among the investors and individuals that you are targeting with your Solarbao platform. We also note your reference to carbon credits, or "carbon beans," in your press release dated April 17, 2015, and in your response to comment 5 in your correspondence dated September 29, 2015. Please tell us what these marketing programs are and explain how each works, including whether any are currently or when any will become redeemable or tradable.

Item 18. Financial Statements, page F-1

8.   We note that you are an accelerated filer and you previously filed your audited financial statements for the fiscal year ended December 31, 2013 in a Form 10-K. Please tell us why you only provided two years of audited statements of operations, comprehensive loss, stockholders' equity, and cash flows. Refer to Item 8 of Form 20-F.

Consolidated Statements of Operations, page F-6

9.   Your disclosure in Note 24 states that impairment charges include accounts receivable, notes receivable, and other receivables. Please tell us how your current presentation considered Rule 5-03.5 of Regulation S-X.

Note 1. Description of Business, page F-11

10.   We note that for Solar Energy transactions in which the solar related products are leased to third party developers, you account for the transactions as finance leases. Please tell us how you account for transactions in which the solar products are not leased to third parties. Revise this note in future filings to disclose your accounting for such transactions.

Note 2. Summary of Significant Accounting Policies

(h) Accounts Receivables and Allowance for Doubtful Accounts, page F-15

11.   We note that your accounts receivable primarily relate to EPC contracts, which you generally account for using the percentage-of-completion method. Please tell us the reasons for the significant reserve related to those receivables. Given the significance of your bad debt expense in relation to your accounts receivable and EPC revenues, tell us how you considered whether collectability is reasonably assured in your percentage-of-completion revenue recognition policy. Refer to ASC 605 and SAB Topic 13.A.1.

(r) Revenue Recognition

Sales of Project Assets, page F-20

12.   We note that in certain cases you may provide customers with guarantees of system
        performance or uptime.   Please describe the nature and significant terms of the
        guarantees that you provide. Quantify the amount of deferred profits at December 31,
        2015 related to these provisions.

13.   We also note that other forms of continuing involvement, such as default or breach
        remedies that provide for repurchase of the project assets, preclude revenue recognition
        under real estate accounting. We further note that you account for these types of
        agreements under either the deposit or financing method. Please explain to us the
        significant terms and conditions of these provisions and clearly explain to us the
        circumstances under which you use the deposit method and the financing
        method. Quantify the amount of revenue recognized under the deposit versus the
        financing method.

 (v) Advertising, page F-22

14.   With respect to your sponsorship agreements, such as those disclosed on page 44, please
        revise future filings to include the disclosures required by ASC 720-35-50. Also tell us
        the significant terms of your agreements with the Sacramento Kings and the pianist Lang
        Lang. Refer to refer to ASC 720-35-25-6.

Note 3. Business Acquisitions

(c) Acquisition of EnSync, page F-26

15.   We note that in conjunction with your acquisition of EnSync, Inc., you entered into a
        supply agreement. Please describe to us the significant terms and conditions of the
        supply agreement and tell us if Ensync, Inc. is a variable interest entity as a result of this
        agreement. Refer to ASC 810-10-25-53.

Note 6. Accounts Receivable, page F-28

16.   Please reconcile the balance of your allowance for doubtful accounts of $36.6 million as
        of December 31, 2015 with the amount shown on your consolidated balance sheets on
        page F-5 of $23.3 million.

17.   We note from page F-51 that you recognized revenue from Xinyu Realforce Energy Co.,
        Ltd. of $23.6 million in 2014. Please tell us the accounting methods used and how you
        applied the guidance to your facts and circumstances. In particular, describe to us the
        procedures used to determine collectability and also tell us any amounts that Realforce

paid to you in cash. Tell us whether or not you have reserved any amounts due from Realforce.

18.   Refer to the table in Note 28 of your significant customers. For the revenues shown in the table for each customer, please tell us the status of the related receivable recorded upon recognition of revenue. For example, tell us the amount you have been subsequently paid in cash. For those customers shown in the table of significant accounts receivable as of December 31, 2015 on page F-52, please tell us why the amount has not been paid and the payment terms of the receivable and how you reflect the amount in the aging table on page F-29.

Note 13. Fair Value Measurement, page F-36

19.   For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please revise future filings to provide a reconciliation from opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

Note 22. Stockholders' Equity

(c) Statutory Reserve, page F-43

20.   We note from your disclosures on page 76 that restricted net assets related to your PRC subsidiaries was approximately $121.3 million at December 31, 2015. Please explain how you considered the disclosure requirements of Schedule I of Rule 5-04 of Regulation S-X.

Note 26. Net Loss Per Share of Common Stock, page F-49

21.   Please revise your disclosure in future filings to include the number of potentially dilutive shares excluded from the calculation of diluted net loss per share due to anti-dilution. Refer to ASC 260-10-50-1(c).

Note 29. Segment Information, page F-52

22.   You disclose that your CODM is your chairman and you have a single operating and reporting segment: solar energy products and services. Please tell us how you determined your CODM and describe the frequency and contents of the discrete financial information that is regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance. Refer to ASC 280-10-50-1.

23.   Please tell us the nature of the revenue earned from trading revenue of PV solar systems. Tell us where you disclose the revenue recognition method related to these sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Jamie Zhang
       General Counsel